FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2008

26 September, 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit No. 1.       Press release of British Sky  Broadcasting  Group plc announcing AGM Statement released on 26 September, 2008

26 September 2008
British Sky Broadcasting Group plc
(the "Company")

Annual General Meeting

At the Annual General Meeting o
f the Company held today at The Cumberland Hotel,
Great Cumberland Place
,
London
 W1H 7DL
at
 10
:00am. The Chairman's statement follows below:

"
Good morning Ladies and
 Gentlemen and welcome to the 20
th Annual General Meeting of British Sky Broadcasting.

Today's AGM is the first opportunity that I have had to address shareholders as Chairman of your Board. I'm delighted to be able to continue to serve the Company in this new role.

Let me first introduce your Board of Directors; working from the centre on my immediate right I have Jeremy Darroch, Andrew Griffith, Allan Leighton, Gail Rebuck,
David Evans,
Andrew Higginson
 and Arthur Siskind
. On my immediate left is our Company Secretary, Dave Gormley, and on his left are
Lord Jacob Rothschild,
Nicholas Ferguson, David DeVoe, Dan
iel
Rimer and
Lord Wilson of Dinton
.
Jacques Nasser and Chase Carey are unable to attend this morning because of other commitments
, and I pass on apologies on their behalf.

Among the changes to the Board over the last 12 months, Rupert Murdoch decided to step down as Chairman and as a Director in December 2007
.
It is no overstatement to say that his vision and dedication have been instrumental
,
 not only to Sky's creation
,
 but also to its evolution into a company that today reaches more than one in three households across the UK and Ireland, and continues to be a pacesetter in our ever-changing and endlessly exciting industry. On behalf of the Board and shareholders, I would like to express our gratitude for his unparalleled contribution.

I would also like to extend thanks and recognition to Jacob Rothschild, our Deputy Chairman, who has retired from the Board after more than four years' service. Jacob has made an enormous contribution to our Board and to the
C
ompany, and I know that I speak for all of my fellow Directors in saying that we have deeply appreciated his wise counsel. Personally, I would add that he has been a valued mentor, an always challenging colleague, and an independent and committed leader of our Board.

But I will also welcome our new appointments. I am delighted to have been succeeded as Chief Executive by Jeremy Darroch. I have worked closely with Jeremy since he joined the Company as Chief Financial Officer in August 2004 and I have first-hand knowledge of the contribution that he has made to our progress over that period. The Board unanimously considered Jeremy to be the outstanding candidate to become Chief Executive and - importantly -

he is the first person to have been promoted to that role from within Sky. I'm certain that under his leadership the Company will continue to grow and prosper.

Andrew Griffith succeeded Jeremy as CFO and joined the Board in April 2008. Andrew has been a key member of Sky's leadership team and has made a significant contribution to the growth of Sky over the last nine years. In his new role, I'm sure that that contribution will only grow.

His appointment is further evidence of the strength and depth of our management team.

I would also like to welcome Daniel
 Rimer to the Board following his appointment as Non-Executive Director in April. His wide-ranging experience in digital media and emerging technologies will be invaluable in the growing field of opportunity for Sky in entertainment and communications.

We have a strong Board and management team, with the right expertise and experience to create value for shareholders in a fast-changing marketplace.

We have a good deal of formal business to get through this morning but before we consider the agenda, I would like to say a few words about the
Company
.

I think we would all agree that we are witnessing a period of great change
,
 which is challenging the old certainties and the way we do business. I will come back to that in a minute.

First let me emphasise
some
thing about this company that will never change: our commitment to our customers and the services that we provide them with
is an absolute.

It is the fixed star in our business universe. And one we will always steer by.

As I said just now, we live in fast changing times. The events in the financial markets and in the wider global economy in the past few weeks have shown that the world is being reshaped around us at great speed. The changes that are taking place go far beyond the financial markets, as we all know.

This is proving a difficult year for our customers
,
 consumer-facing businesses around the world
likewise
have had a tough year. Media companies with a high degree of exposure to advertising - much more than ours I may say - have come under particular pressure as marketing budgets decline.

Against that background Sky has continued to perform well.
At Sky
,
 we never forget that this is the age of the consumer. And in tough economic times the consumer wants, more than ever, real value and real choice.

C
ustomers are demanding the
flexibility to access content and information when and how they want. This has created intense competition for the benefit of consumers, as well as significant opportunities for companies that have the capability and the appetite to change.

Sky has
long
been an agent of change in the way we do business, in the rich and diverse programming we create and in the relationship - a relationship of trust - we establish with our customers.

In a world of rapid change this fleet

footed, fast thinking and above all creative company of ours is well placed to seize new opportunities and adapt to new trading conditions.

As a result of the steps the Company has taken to adapt its business, more customers are choosing Sky for a broader range of products and services than ever before.

At the end of the 2008 financial year, the Company was close to passing the milestone of nine million Sky TV customers.

Sky+, our Personal Video Recorder, is already transforming the viewing experience for almost four
 million families across the
UK
 and
Ireland
. In its seventh year, the power of positive advocacy among our existing Sky+ customers is driving growth at a faster pace than ever before.

Less than two years after our entry into broadband and telephony, we have become the UK's fastest growing broadband and home phone provider, saving our customers hundreds of millions of pounds each year.

This mix of choice, innovation, and value has propelled our growth.

In the year ending June 2008
,

G
roup revenue grew to almost £5 billion, with
an adjusted operating profit of
 £752 million.

These are achievements of which Sky's management team and everyone who works at the Company can and should be justly proud.

As we approach the 20
th
 anniversary of our company, the results for the past year give me confidence that we are well positioned to continue to grow and to deliver increasing returns to shareholders.

Sky is a business which strives for leadership, and a business which has created growth opportunities by continually challenging the status quo.
We set no limits on our ambitions, we place no boundaries on our creativity, we accept no dilution of the passion with which we conduct our business.

In doing so, we make a positive contribution to life in the UK and Ireland; through the products chosen by millions of customers; through our investment in much-loved content; and through our commitment to choice and innovation.

We also believe that a better business is a responsible business and we are focused on expanding our contribution through our work in three key areas: helping to create a healthy environment; opening up the arts to more people; and encouraging participation in sport.

Striving to be a better business is about embracing that bigger picture, and understanding that real durability, and real value, come from a commitment to our customers and to the communities they live in.

I would like to conclude by thanking Sky's 15,000 employees for their commitment and their contribution during the past year and to thank you
,
 as shareholders
,
 for your continued support.
"

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date:  26 September, 2008

                                                                                                    By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary